UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at January 27, 2022

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Incorporation by Reference

This Form 6-K shall be incorporated by reference into our Prospectus, dated December 10, 2021, as supplemented by our Prospectus Supplement, dated December 27, 2021, which is part of our registration statement on Form F-3 (file number 333-249479), as further amended by Post-Effective Amendments No. 1, No. 2 and No. 3.

Exhibit Index

Exhibit Number	Description

99.1	Press Release, dated January 27, 2022

99.2 *	Backstop Commitment Agreement, dated December 27, 2021

* Previously filed in our Form 6-K filed on December 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

Date: January 27, 2022	By:	/s/ Ranjit Gupta
		Name:	Ranjit Gupta
		Title:	Principal Executive Officer